Exhibit 1

VISTA
ENERGY FOR TOMORROW

# 2022

## 2nd Quarter Results

Mexico City, July 26, 2022
NYSE: VIST
BMV: VISTA

Vista Results of the Second Quarter of 2022

July 26, 2022, Mexico City, Mexico

Vista Energy, S.A.B. de C.V. (“Vista” or the “Company”) (NYSE: VIST in the New York Stock Exchange; BMV: VISTA in the Mexican Stock Exchange) reported today financial and operational results for the three-month period ended June 30, 2022.

Q2 2022 highlights:

•

Q2 2022 total production was 44,825 boe/d, a 12% increase compared to Q2 2021. Oil production in Q2 2022 increased 17% y-o-y to 36,899 bbl/d, mainly driven by solid well performance in Bajada del Palo Oeste and in the 2-well pilot in Bajada del Palo Este.

•

In Q2 2022, production from shale oil wells was 31,068 boe/d, boosted by pad #11 in Bajada del Palo Este and pad #12 in Bajada del Palo Oeste, which were tied-in in late February and May, respectively, and are producing above the Company’s type-curve on a normalized basis.

•

Revenues in Q2 2022 were 294.3 $MM, 78% above Q2 2021, driven by higher oil production and realized oil prices. In Q2 2022, 42% of oil sales volumes, or 1.5 MMbbl, were exported, for a total of 147.0 $MM in revenues.

•	In Q2 2022, the average realized crude oil price was 78.4 $/bbl, a 22% increase compared to Q1 2022, and a 43% increase compared to Q2 2021.

•

Realized natural gas price for Q2 2022 was 3.9 $/MMBTU, a 11% increase y-o-y, mainly driven by sales to industrial clients at 4.5 $/MMBTU and the Plan Gas winter price of 4.1 $/MMBTU (starting May 2022).

•

Lifting cost in Q2 2022 was 7.8 $/boe, a 7% increase y-o-y and flat q-o-q, reflecting the Company’s success in containing cost pressure on peso-denominated contracts and purchases, which was driven by the appreciation of the Argentine Peso in real terms.

•

Adjusted EBITDA for Q2 2022 was 202.1 $MM, an inter-annual increase of 97%, driven by strong revenue growth amid stable lifting costs. Adjusted EBITDA margin was 69%, 7 p.p. above the Adjusted EBITDA margin of Q2 2021.

•	In Q2 2022, CAPEX was 151.4 $MM, reflecting the drilling of two pads and the completion of three pads during the quarter.

•

In Q2 2022, the Company recorded a positive free cash flow of 62.6 $MM (1). Cash flow generated by operating activities was 165.5 $MM, while cash flow used in investing activities was 102.9 $MM. Cash flow used in financing activities totaled 19.4 $MM, mainly driven the payment of 24.2 $MM of principal of the Company’s maturities and 23.8 $MM for the share buy-back program, and partially offset by the issuance of a 43.5 $MM dollar-denominated bond.

•

Adjusted Net Income during Q2 2022 totaled 82.3 $MM, compared to 17.5 $MM during Q2 2021, an inter-annual increase of 371%. This improvement was mainly driven by a higher Adjusted EBITDA and partially offset by current income tax expense. Adjusted EPS was 0.93 $/share in Q2 2022, compared to 0.20 $/share in Q2 2021.

•	Vista’s de-carbonization plan for 2022 is on track and forecasted to deliver 25% y-o-y reduction in GHG emissions intensity.

(1)	Free cash flow is calculated as Cash flow generated by operating activities (165.5 $MM) minus Cash flow used in Investing activities (102.9 $MM).

Vista Q2 2022 results

Production

Total average net daily production

	Q2-22	Q1-22	Q2-21	▲ y/y	▲ q/q
Total (boe/d)	44,825	43,900	39,888	12%	2%
Oil (bbl/d)	36,899	35,638	31,539	17%	4%
Natural Gas (MMm3/d)	1.19	1.24	1.26	(6)%	(4)%
NGL (boe/d)	426	452	419	2%	(6)%

Average daily production during Q2 2022 was 44,825 boe/d, comprised of 36,899 bbl/d of oil, representing 82% of total production, 1.19 MMm3/d of natural gas and 426 boe/d of NGL. Total shale production was 31,068 boe/d.

Q2 2022 Average net daily production by asset

	Interest	Oil (bbl/d)	Natural Gas (MMm3/d)	NGL (bbl/d)	Total (boe/d)	% Total daily average
Net production per concession		36,899	1.19	426	44,825	100%

Entre Lomas	100%	3,237	0.17	385	4,688	10%
Bajada del Palo Este (conventional)	100%	395	0.06	36	807	2%
Bajada del Palo Oeste (conventional)	100%	606	0.18	—	1,733	4%
Bajada del Palo Este (shale)	100%	2,483	0.03	—	2,674	6%
Bajada del Palo Oeste (shale)	100%	24,350	0.58	—	27,996	62%
Agua Amarga	100%	164	0.01	6	213	0%
25 de Mayo-Medanito	100%	2,306	0.03	—	2,478	6%
Jagüel de los Machos	100%	2,252	0.11	—	2,928	7%
Coirón Amargo Norte	84.6%	243	0.00	—	257	1%
Águila Mora (shale)	90%	—	—	—	—	0%
Acambuco (non-operated)	1.5%	17	0.02	—	145	0%
Aguada Federal (shale)	100%	347	0.01	—	397	1%
Bandurria Norte (shale)	100%	—	—	—	—	—
CS-01 (México)	100%	498	0.00	—	509	1%

Revenues

Total revenues per product

Revenues per product - in $MM	Q2-22	Q1-22	Q2-21	▲ y/y	▲ q/q
Total	294.3	207.9	165.3	78%	42%
Oil	277.0	193.6	149.9	85%	43%
Export market	147.0	77.1	26.8	449%	91%
Domestic market	130.0	116.5	123.1	6%	12%
Natural Gas	15.9	13.0	14.5	10%	22%
NGL	1.4	1.3	0.9	47%	8%

Average Realized Prices

Product	Q2-22	Q1-22	Q2-21	▲ y/y	▲ q/q
Oil ($/bbl)	78.4	64.1	54.9	43%	22%
Natural Gas ($/MMBTU)	3.9	3.0	3.5	11%	28%
NGL ($/tn)	414	367	314	32%	13%

During Q2 2022, total revenues were 294.3 $MM, 78% above Q2 2021 and 42% above Q1 2022, mainly driven by a 85% interannual increase in crude oil revenues.

Crude oil revenues in Q2 2022 totaled 277.0 $MM, representing 94% of total revenues, an 85% increase compared to Q2 2021, mainly driven by the boost in shale oil production from Bajada del Palo Oeste and the 2-well pilot in Bajada del Palo Este, and higher realized oil prices. During Q2 2022, the Company exported 42% of crude oil sales volumes, while the remaining 58% was sold to the domestic market. Revenues from the export market accounted for 50% of the total revenues, reaching 147.0 $MM. Total oil sales volumes during Q2 2022 were 3,533 Mbbl. Average realized oil price was 78.4 $/bbl, 43% above Q2 2021 and 22% above Q1 2022.

Natural gas revenues in Q2 2022 were 15.9 $MM, representing 5% of total revenues. The average realized natural gas price for the quarter was 3.9 $/MMBTU, a 11% increase compared to Q2 2021. Plan Gas represented 71% of total natural gas sales volume, with an average realized price of 3.6 $/MMBTU during the quarter, and an average of 4.1 $/MMBTU during the winter period (May and June). Sales to industrial clients represented 26% of total natural gas sales volume at an average realized price of 4.5 $/MMBTU. The remaining 3% of total natural gas sales volume was exported at an average realized price of 5.4 $/MMBTU.

NGL sales were 1.4 $MM during Q2 2022, representing 1% of total sales. NGL average price was 414 $/tn.

Lifting Cost

	Q2-22	Q1-22	Q2-21	▲ y/y	▲ q/q
Lifting Cost ($MM)	31.7	30.8	26.5	20%	3%
Lifting cost ($/boe)	7.8	7.8	7.3	7%	0%

Lifting cost during Q2 2022 was 31.7 $MM, a 20% increase y-o-y. Lifting cost per boe during Q2 2022 was 7.8 $/boe, a 7% increase y-o-y and flat q-o-q, reflecting the Company’s success in containing cost pressure on peso-denominated contracts and purchases, which was driven by the appreciation of the Argentine Peso in real terms.

Adjusted EBITDA

Adjusted EBITDA reconciliation ($MM)	Q2-22	Q1-22	Q2-21	▲ y	▲ q
Net profit for the period	101.8	15.5	5.5	96.3	86.3

(+) Income tax expense	49.3	27.3	26.9	22.4	22.0
(+) Financial results, net	(7.3)	37.2	18.8	(26.1)	(44.4)

Operating profit	143.9	80.0	51.2	92.7	63.8

(+) Depreciation, depletion and amortization	58.0	46.8	51.0	7.0	11.2
(+) Restructuring and Reorganization expenses and others	0.3	0.3	0.1	0.1	0.0
(+) Impairment of long-lived assets	—	—	—	0.0	0.0

Adjusted EBITDA (1)	202.1	127.1	102.3	99.8	75.0

Adjusted EBITDA Margin (%)	69%	61%	62%	+7p.p.	+8p.p.

(1)

Adj. EBITDA = Net profit for the period + Income tax expense + Financial results, net + Depreciation, depletion and amortization + Restructuring and Reorganization expenses + Impairment of long-lived assets + Other adjustments.

Adjusted EBITDA was 202.1 $MM in Q2 2022, a 97% increase compared to Q2 2021, and a 59% improvement vis-à-vis Q1 2022. Adjusted EBITDA was boosted by higher revenues amid stable lifting cost per boe. Adjusted EBITDA margin was 69% in Q2 2022, improving 7 p.p. vis-à-vis Q2 2021.

Adjusted Net Income

Adjusted Net Income reconciliation - in $MM	Q2-22	Q1-22	Q2-21	▲ y	▲ q
Net Profit	101.8	15.5	5.5	96.3	86.3

Adjustments:
(+) Deferred Income tax	(2.3)	0.0	10.7	(13.0)	(2.3)
(+) Changes in the fair value of Warrants	(17.2)	22.8	1.3	(18.5)	(40.0)
(+) Impairment	0.0	0.0	0.0	0.0	0.0
Adjustments to Net Income	(19.5)	23.5	12.0	(31.5)	(43.0)

Adjusted Net Income	82.3	39.1	17.5	64.8	43.3

Adjusted EPS ($/share) (3)	0.93	0.44	0.20	0.7	0.5

Adjusted Net Income (1) in Q2 2022 was 82.3 $MM, compared to 17.5 $MM during Q2 2021, an inter-annual increase of 371%. The y-o-y change was primarily driven by (a) higher Adjusted EBITDA (202.1 $MM in Q2 2022 compared to 102.3 $MM in Q2 2021), and (b) Financial results (net of changes in the fair value of the warrants) for a total loss of 9.9 $MM in Q2 2022, compared to a loss of 17.5 $MM in Q2 2021 (2), offset by (c) Income tax expense (net of deferred income tax) of 51.6 $MM in Q2 2022 compared to 16.2 $MM in Q2 2021, and (d) Depreciation, depletion and amortization for 58.0 $MM in Q2 2022 compared to 51.0 $MM in Q2 2021.

Adjusted EPS (3) was 0.93 $/share in Q2 2022, compared to 0.44 $/share in Q1 2022 and 0.20 $/share in Q2 2021.

(1)

The Company has defined Adjusted Net Income as net income plus deferred income taxes, changes in fair value of warrants and impairment loss/recoveries. Please refer to Annex “Historical Adjusted Net Income / Loss” for further information.

(2)	In Q2 2022, Financial results, net were 7.3 $MM, minus Changes in the fair value of Warrants of 17.2 $MM, resulting in (9.9) $MM.
(3)

Adjusted EPS (Earnings per share): Adjusted Net Income/Loss divided by weighted average number of ordinary shares. The weighted average number of ordinary shares for Q2 2022, Q1 2022 and Q2 2021 were 88,491,745, 88,813,607, and 88,199,082, respectively.

Capex

Capex during Q2 2022 was 151.4 $MM. The Company invested 107.8 $MM in drilling, completion and workover of shale wells, 8.9 $MM in drilling, completion and workover of wells in conventional assets, 25.4 $MM in development facilities, and 9.4 $MM in G&G studies, IT projects, and other infrastructure.

During Q2 2022, the Company completed and tied-in its first two wells in Aguada Federal, pad AF2, which has 54 average completion stages per well and an average lateral length of 2,722 meters per well. Vista also completed and tied-in pads #12 and #13 in Bajada del Palo Oeste. Pad #12 has 41 average completion stages per well and an average lateral length of 2,548 meters per well. Pad #13 has 55 average completion stages per well and an average lateral length of 3,175 meters per well.

Financial overview

During Q2 2022, Vista maintained a solid balance sheet, with a cash position at the end of the quarter of 251.1 $MM. Cash flow generated by operating activities was 165.5 $MM, a 43% increase y-o-y, and impacted by the annual payment of income tax for 32.8 $MM. In addition, cash flow used in investing activities was 102.9 $MM, mostly driven by drilling and completion activity in Bajada del Palo Oeste and Aguada Federal (see Capex above). Cash flow from investing activities was lower than accrued capex of 151.4 $MM, reflecting an increase in working capital. These results generated a positive free cash flow of 62.6 $MM for the quarter (1).

In Q2 2022, cash flow used in financing activities totaled 19.4 $MM (2), mainly driven by the payment of 24.2 $MM of principal of the Company’s maturities and 23.8 $MM for the share buy-back program, and partially offset by the issuance of a 43.5 $MM dollar-denominated bond.

Gross debt totaled 602.5 $MM as of quarter end, resulting in a net debt of 351.5 $MM. Net leverage ratio decreased to 0.6x Adj. EBTIDA by the end of Q2 2022, from 1.7x Adj. EBITDA by the end of Q2 2021.

(1)	Free cash flow is calculated as Cash flow generated by operating activities (165.5 $MM) minus Cash flow used in Investing activities (102.9 $MM)
(2)

Cash flow used in financing activities is the sum of: (i) cash flow used in financing activities for (12.3) $MM; (ii) effect of exposure to changes in the foreign currency rate of cash and cash equivalents for (6.1) $MM; and (iii) the variation in Government bonds for (1.0) $MM

Outstanding bonds

Instrument	Issuer	Issue date	Maturity	Gross proceeds ($MM)	Type	Interest rate (%)	Currency	Market
ON class II	Vista Energy Argentina S.A.U.	08/07/19	08/07/22	50	Bullet at maturity	8.50%	USD	BCBA Argentina
ON class III	Vista Energy Argentina S.A.U.	02/21/20	02/21/24	50	Bullet at maturity	3.50%	USD	BCBA Argentina
ON class V (1)	Vista Energy Argentina S.A.U.	08/07/20	08/07/23	30	Bullet at maturity	Zero coupon	ARS in USD-linked	BCBA Argentina
ON class VI	Vista Energy Argentina S.A.U.	12/04/20	12/04/24	10	Bullet at maturity	3.24%	ARS in USD-linked	BCBA Argentina
ON class VII	Vista Energy Argentina S.A.U.	03/10/21	03/10/24	42.4	Bullet at maturity	4.25%	ARS in USD-linked	BCBA Argentina
ON class VIII (2)	Vista Energy Argentina S.A.U.	03/10/21	09/10/24	33.5	Bullet at maturity	2.73%	ARS	BCBA Argentina
ON class IX	Vista Energy Argentina S.A.U.	06/18/21	06/18/23	38.8	Bullet at maturity	4.00%	ARS in USD-linked	BCBA Argentina
ON class X (3)	Vista Energy Argentina S.A.U.	06/18/21	03/18/25	32.6	Bullet at maturity	4.00%	ARS	BCBA Argentina
ON class XI	Vista Energy Argentina S.A.U.	08/27/21	08/27/25	9.2	Bullet at maturity	3.48%	ARS in USD-linked	BCBA Argentina
ON class XII	Vista Energy Argentina S.A.U.	08/27/21	08/27/31	100.8	Amortizing (4)	5.85%	ARS in USD-linked	BCBA Argentina
ON class XIII	Vista Energy Argentina S.A.U.	06/16/22	08/08/24	43.5	Bullet at maturity	6.00%	USD	BCBA Argentina

(1)	20 $MM were issued on August 7, 2020, at a price of $ 1.0000, while the remaining 10 $MM were issued on December 4, 2020, at a price of $ 0.9685.
(2)

7.2 $MM were issued on March 10, 2021, equivalent to 9,323,430 UVA at a price of 1.0000 Argentine Pesos per UVA, and 26.3 $MM were issued on March 26, 2021, equivalent to 33,966,570 UVA at a price of 0.9923 Argentine Pesos per UVA.

(3)	32.6 $MM were issued on June 18, 2021, equivalent to 39,093,997 UVA at a price of 1.0000 Argentine Pesos per UVA.
(4)	Class XII to be repaid in 15 semi-annual installments, with a 3-year grace period.

Environmental, Social and Governance (ESG)

The Company is currently executing the following GHG emissions reduction projects in its operation: (a) optimization of glycol dehydrators in compressor stations (three out of four units have already been completed), (b) installation of vapor recovery units in three key facilities of the Bajada del Palo cluster (1) (project scheduled for completion in Q3 2022), and (c) electrification of Coirón Amargo Norte block. Vista has allocated 5 $MM of capex to these projects.

Through the execution of such projects, Vista forecasts an inter-annual reduction of scope 1 and 2 GHG emissions intensity of approximately 25% by year-end, and 3% in absolute terms.

(1)	Bajada del Palo cluster includes Bajada del Palo Oeste and Bajada del Palo Este.

Vista Energy S.A.B. de C.V.

Historical operational data

Average daily production by concession, totals and by product

	Q2 2022	Q1 2022	Q4 2021	Q3 2021	Q2 2021
Total production by field (boe/d)	44,825	43,900	41,064	40,267	39,888

Entre Lomas	4,688	4,698	5,214	5,839	5,014
Bajada del Palo Este (conventional)	807	867	967	897	876
Bajada del Palo Oeste (conventional)	1,733	1,849	2,115	2,610	2,244
Bajada del Palo Este (shale)	2,674	681	0	0	0
Bajada del Palo Oeste (shale)	27,996	28,065	25,262	24,103	24,662
Agua Amarga (Jarilla Quemada, Charco del Palenque)	213	395	458	439	458
25 de Mayo-Medanito	2,478	2,503	2,540	2,599	2,769
Jagüel de los Machos	2,928	3,109	3,151	3,065	3,098
Coirón Amargo Norte	257	234	232	271	288
Águila Mora (shale)	0	0	0	0	0.0
Acambuco	145	148	151	152	157
Coirón Amargo Sur Oeste	0	0	0	0	0
Aguada Federal (shale)	397	915	436	0	0
CS-01	509	436	538	269	155
A-10	0	0	0	17	151
TM-01	0	0	0	5	17

Crude oil production by field (boe/d)(1)	36,899	35,638	32,436	30,954	31,539

Entre Lomas	3,237	3,305	3,448	3,605	3,361
Bajada del Palo Este (conventional)	395	416	437	429	419
Bajada del Palo Oeste (conventional)	606	596	620	579	642
Bajada del Palo Este (shale)	2,483	651	0	0	0
Bajada del Palo Oeste (shale)	24,350	24,321	21,756	20,890	21,553
Agua Amarga (Jarilla Quemada, Charco del Palenque)	164	226	243	228	254
25 de Mayo-Medanito	2,306	2,325	2,372	2,345	2,492
Jagüel de los Machos	2,252	2,363	2,400	2,328	2,346
Coirón Amargo Norte	243	223	231	268	283
Águila Mora (shale)	0	0	0	0	0
Acambuco	17	17	17	17	18
Coirón Amargo Sur Oeste	0	0	0	0	0
Aguada Federal (shale)	347	777	391	0	0
CS-01	498	419	523	260	153
A-10	0	0	0	0	0
TM-01	0	0	0	5	17

Natural Gas production by field (boe/d)(2)	7,500	7,811	8,103	8,793	7,930

Entre Lomas	1,066	991	1,313	1,766	1,288
Bajada del Palo Este (conventional)	376	410	471	424	412
Bajada del Palo Oeste (conventional)	1,126	1,253	1,496	2,031	1,601
Bajada del Palo Este (shale)	192	31	0	0	0
Bajada del Palo Oeste (shale)	3,646	3,743	3,506	3,213	3,109
Agua Amarga (Jarilla Quemada, Charco del Palenque)	42	161	203	204	194
25 de Mayo-Medanito	172	177	168	254	277
Jagüel de los Machos	677	746	751	737	752

Coirón Amargo Norte	14	11	1	3	4
Águila Mora (shale)	0	0	0	0	0
Acambuco	128	132	134	135	140
Coirón Amargo Sur Oeste	0	0	0	0	0
Aguada Federal (shale)	50	139	45	0	0
CS-01	11	17	15	9	3
A-10	0	0	0	17	151
TM-01	0	0	0	0	0

NGL production by field (boe/d)	426	452	524	519	419

Entre Lomas	385	402	454	467	365
Bajada del Palo Este (conventional)	36	41	59	45	45
Bajada del Palo Oeste (conventional)	0	0	0	0	0
Bajada del Palo Este (shale)	0	0	0	0	0
Bajada del Palo Oeste (shale)	0	0	0	0	0
Agua Amarga (Jarilla Quemada, Charco del Palenque)	6	9	12	7	9

Notes:

(1)	Acambuco includes condensate.
(2)	Excludes natural gas consumption, flared or reinjected natural gas.

Oil and Gas concessions	WI (%)	Operated / Non-Operated	Target	Basin	Country
Entre Lomas Neuquén	100%	Operated	Conventional	Neuquina	Argentina
Entre Lomas Río Negro	100%	Operated	Conventional	Neuquina	Argentina
Bajada del Palo Oeste	100%	Operated	Shale / Conventional	Neuquina	Argentina
Bajada del Palo Este	100%	Operated	Shale / Conventional	Neuquina	Argentina
Agua Amarga	100%	Operated	Conventional	Neuquina	Argentina
25 de Mayo-Medanito	100%	Operated	Conventional	Neuquina	Argentina
Jagüel de los Machos	100%	Operated	Conventional	Neuquina	Argentina
Coirón Amargo Norte	84.6%	Operated	Conventional	Neuquina	Argentina
Águila Mora	90%	Operated	Shale	Neuquina	Argentina
Aguada Federal	100%	Operated	Shale	Neuquina	Argentina
Bandurria Norte	100%	Operated	Shale	Neuquina	Argentina
Acambuco	1.5%	Non-operated	Conventional	Noroeste	Argentina
CS-01	100%	Operated	Conventional	Del Sureste	México

Vista Energy S.A.B. de C.V.

Historical Oil sales export volumes

(Amounts expressed in thousand barrels)

Oil sales volumes - in Mbbl	Q2-22	Q1-22	Q4-21	Q3-21	Q2-21	Q1-21	Q4-20	Q3-20	Q2-20	Q1-20
Exports (Mbbl)	1,475.7	988.2	995.6	498.1	472.0	1,088.7	300.4	1,382.0	1,108.2	—
Exports ($MM)	147.0	77.1	70.5	32.2	26.8	52.7	11.8	55.0	28.1	—

Vista Energy S.A.B. de C.V.

Vaca Muerta operational data

Shale oil wells detail

Bajada del Palo Oeste

Well name	Pad number	Landing zone	Lateral length (mts)	Total frac stages
2013	#1	Organic	2,483	33
2014	#1	La Cocina	2,633	35
2015	#1	Organic	2,558	34
2016	#1	La Cocina	2,483	34
2029	#2	Organic	2,189	37
2030	#2	La Cocina	2,248	38
2032	#2	Organic	2,047	35
2033	#2	La Cocina	1,984	33
2061	#3	La Cocina	2,723	46
2062	#3	Organic	2,624	44
2063	#3	La Cocina	3,025	51
2064	#3	Organic	1,427	36
2025	#4	Lower Carbonate	2,186	26
2026	#4	La Cocina	2,177	44
2027	#4	Lower Carbonate	2,551	31
2028	#4	La Cocina	2,554	51
2501	#5	La Cocina	2,538	52
2502	#5	Organic	2,436	50
2503	#5	La Cocina	2,468	50
2504	#5	Organic	2,332	44
2391	#6	La Cocina	2,715	56
2392	#6	Organic	2,804	54
2393	#6	La Cocina	2,732	56
2394	#6	Organic	2,739	57
2261	#7	La Cocina	2,710	46
2262	#7	Organic	2,581	45
2263	#7	La Cocina	2,609	45
2264	#7	Organic	2,604	46
2211	#8	Organic	2,596	53
2212	#8	La Cocina	2,576	53
2213	#8	Organic	2,608	54
2214	#8	La Cocina	2,662	54
2351	#9	La Cocina	3,115	63
2352	#9	Organic	3,218	62
2353	#9	La Cocina	3,171	61
2354	#9	Organic	2,808	56
2441	#10	La Cocina	3,094	63
2442	#10	Organic	2,883	50
2443	#10	La Cocina	2,816	57
2444	#10	Organic	2,625	45
2081	#12	La Cocina	2,785	49
2082	#12	Organic	2,662	41
2083	#12	La Cocina	2,365	37
2084	#12	Organic	2,378	35
2311	#13	La Cocina	3,104	54
2312	#13	Organic	3,161	55
2313	#13	La Cocina	3,259	55

Bajada del Palo Este

Well name	Pad number	Landing zone	Lateral length (mts)	Total frac stages

2101	#11	La Cocina	2,372	49
2103	#11	La Cocina	2,081	43

Aguada Federal

Well name	Pad number	Landing zone	Lateral length (mts)	Total frac stages
WIN.Nq.AF-3(h)	AF1	Organic	1,000	10
WIN.Nq.AF-4(h)	AF1	Upper Carbonate	1,000	10
WIN.Nq.AF-7(h)	AF1	Upper Carbonate	1,028	10
WIN.Nq.AF-9(h)	AF1	Upper Carbonate	1,000	10
WIN.Nq.AF-5(h)	AF2	La Cocina	2,500	35
WIN.Nq.AF-6(h)	AF2	La Cocina	2,500	35
AF-102H	AF2	La Cocina	2,884	57
AF-202H	AF2	Organic	2,559	51

Bandurria Norte

Well name	Landing zone	Lateral length (mts)	Total frac stages
WIN.Nq.BN-3(h)	Organic	1,000	10
WIN.Nq.BN-2(h)	Upper Carbonate	1,000	10
WIN.Nq.BN-1(h)	La Cocina	2,500	35
YPF.Nq.LCav.x-11(h)	La Cocina	2,500	35

Vista Energy S.A.B. de C.V.

Key results

(Amounts expressed in thousand U.S. dollars)

Key Results - in $M	Q2 2022	Q1 2022	Q4 2021	Q3 2021	Q2 2021
Total Revenues	294,293	207,920	196,004	175,005	165,277
Oil	277,017	193,629	182,088	153,908	149,862
Natural Gas	15,908	13,020	12,244	19,687	14,486
NGL and others	1,368	1,271	1,672	1,410	929

Cost of Sales	(130,096)	(104,183)	(104,417)	(97,845)	(97,464)

Operating expenses	(31,729)	(30,839)	(30,311)	(27,204)	(26,468)
Stock fluctuation	(3,306)	2,655	(1,362)	1,797	1,760
Depreciation, depletion and amortization	(57,982)	(46,822)	(46,886)	(48,681)	(51,016)
Royalties	(37,079)	(29,177)	(25,858)	(23,757)	(21,740)

Gross profit	164,197	103,737	91,587	77,160	67,813

Selling expenses	(14,444)	(12,566)	(11,865)	(12,481)	(10,990)
General and administrative expenses	(15,888)	(12,463)	(14,764)	(11,173)	(11,070)
Exploration expenses	(187)	(205)	(124)	(153)	(125)
Other operating income	10,955	2,765	5,477	11,294	5,865
Other operating expenses	(782)	(1,260)	(2,317)	(554)	(294)
Impairment of long-lived assets	—	—	14,044	—	—

Operating profit	143,851	80,008	82,038	64,093	51,199

Interest income	74	16	23	34	4
Interest expense	(7,365)	(8,232)	(9,330)	(12,173)	(11,759)
Other financial results	14,575	(28,949)	(1,013)	(11,931)	(7,036)

Financial results, net	7,284	(37,165)	(10,320)	(24,070)	(18,791)

Profit before income tax	151,135	42,843	71,718	40,023	32,408

Current income tax expense	(51,633)	(26,559)	(15,162)	(29,285)	(16,224)
Deferred income tax (expense)/benefit	2,334	(750)	(21,001)	(6,005)	(10,679)

Income tax expense	(49,299)	(27,309)	(36,163)	(35,290)	(26,903)

Profit for the period, net	101,836	15,534	35,555	4,733	5,505

Adjusted EBITDA Reconciliation ($M)	Q2-22	Q1-22	Q4-21	Q3-21	Q2-21
Net profit for the period	101,836	15,534	35,555	4,733	5,505

(+) Income tax	49,299	27,309	36,163	35,290	26,903
(+) Financial results, net	(7,284)	37,165	10,320	24,070	18,791

Operating profit	143,851	80,008	82,038	64,093	51,199

(+) Depreciation, depletion and amortization	57,982	46,822	46,886	48,681	51,016
(+) Restructuring and Reorganization expenses and others	259	272	1,619	(9,849)	128
(+) Impairment of long-lived assets	—	—	(14,044)	—	—

Adjusted EBITDA	202,093	127,102	116,497	102,925	102,343

Adjusted EBITDA Margin (%)	69%	61%	59%	59%	62%

	Q2-22	Q1-22	Q4-21	Q3-21	Q2-21
Lifting Cost ($MM)	31.7	30.8	30.3	27.2	26.5
Lifting cost ($/boe)	7.8	7.8	8.0	7.3	7.3

Vista Energy S.A.B. de C.V.

Historical Adjusted Net Income / Loss

(Amounts expressed in thousand U.S. dollars)

Adj. Net Income - in $M	Q2 2022	Q1 2022	Q4 2021	Q3 2021	Q2 2021	Q1 2021	Q4 2020	Q3 2020	Q2 2020	Q1 2020
Net Profit/Loss	101,836	15,534	35,555	4,732	5,505	4,858	(13,812)	(28,402)	(39,203)	(21,332)

Adjustments:
(+) Deferred Income tax	(2,334)	750	21,001	6,005	10,679	2,010	(17,410)	(5,490)	8,032	4,571
(+) Changes in the fair value of Warrants	(17,188)	22,777	(7,096)	7,927	1,283	69	107	(1,765)	(4,071)	(10,769)
(+) Impairment	—	—	(14,044)	—	—	—	9,484	4,954	—	—
Adjustments to Net Income/Loss	(19,522)	23,527	(139)	13,932	11,962	2,079	(7,819)	(2,301)	3,961	(6,198)

Adjusted Net Income/Loss	82,314	39,061	35,416	18,664	17,467	6,937	(21,631)	(30,703)	(35,242)	(27,530)

Adj. Net Income - in $M	Q4 2019	Q3 2019	Q2 2019	Q1 2019	Q4 2018	Q3 2018	Q2 2018	Q1 2018
Net Profit/Loss	(44,249)	21,502	3,702	(13,678)	42,379	(27,887)	(40,876)	(3,466)

Adjustments:
(+) Deferred Income tax	14,324	(911)	(1,703)	2,636	(18,224)	14,915	15,291	(7)
(+) Changes in the fair value of Warrants	14,278	(33,145)	(4,057)	16,084	5,787	3,073	—	—
(+) Impairment	—	—	—	—	—	—	—	—
Adjustments to Net Income/Loss	28,602	(34,056)	(5,760)	18,720	(12,437)	17,988	15,291	(7)

Adjusted Net Income/Loss	(15,647)	(12,554)	(2,058)	5,042	29,942	(9,899)	(25,585)	(3,473)

Vista Energy S.A.B. de C.V.

Consolidated Balance Sheet

(Amounts expressed in thousand U.S. dollars)

	As of June 30, 2022	As of December 31, 2021
Property, plant and equipment	1,420,394	1,223,982
Goodwill	28,357	28,416
Other intangible assets	4,002	3,878
Right-of-use assets	26,482	26,454
Investments in associates	3,747	2,977
Trade and other receivables	18,990	20,210
Deferred income tax assets	4,029	2,771
Total noncurrent assets	1,506,001	1,308,688
Inventories	18,914	13,961
Trade and other receivables	59,271	46,096
Cash, bank balances and other short-term investments	251,054	315,013
Total current assets	329,239	375,070

Total assets	1,835,240	1,683,758

Deferred income tax liabilities	173,990	175,420
Lease liabilities	18,667	19,408
Provisions	27,403	29,657
Borrowings	439,593	447,751
Warrants	8,133	2,544
Employee benefits	11,072	7,822
Trade and other payables	17,180	50,159
Total noncurrent liabilities	696,038	732,761
Provisions	2,717	2,880
Lease liabilities	9,300	7,666
Borrowings	162,911	163,222
Salaries and payroll taxes	12,953	17,491
Income tax liability	82,336	44,625
Other taxes and royalties	13,431	11,372
Trade and other payables	196,561	138,482
Total current liabilities	480,209	385,738

Total liabilities	1,176,247	1,118,499

Total Equity	658,993	565,259

Total equity and liabilities	1,835,240	1,683,758

Vista Energy S.A.B. de C.V.

Consolidated Income Statement

(Amounts expressed in thousand U.S. dollars)

	For the period from April 1st to June 30, 2022	For the period from April 1st to June 30, 2021
Revenue from contracts with customers	294,293	165,277
Revenues from crude oil sales	277,017	149,862
Revenues from natural gas sales	15,908	14,486
Revenues from LPG sales	1,368	929
Cost of sales	(130,096)	(97,464)
Operating costs	(31,729)	(26,468)
Crude oil stock fluctuation	(3,306)	1,760
Depreciation, depletion and amortization	(57,982)	(51,016)
Royalties	(37,079)	(21,740)

Gross profit	164,197	67,813

Selling expenses	(14,444)	(10,990)
General and administrative expenses	(15,888)	(11,070)
Exploration expenses	(187)	(125)
Other operating income	10,955	5,865
Other operating expenses	(782)	(294)

Operating profit	143,851	51,199

Interest income	74	4
Interest expense	(7,365)	(12,399)
Other financial (expense) income	14,575	(6,396)

Financial (expense) income, net	7,284	(18,791)

Profit before income tax	151,135	32,408

Current income tax (expense)	(51,633)	(16,224)
Deferred income tax benefit (expense)	2,334	(10,679)

Income tax (expense)	(49,299)	(26,903)

Profit for the period, net	101,836	5,505

Other comprehensive income	(1,966)	(1,162)

Total comprehensive profit for the period	99,870	4,343

Vista Energy S.A.B. de C.V.

Consolidated Statement of Cash Flows

(Amounts expressed in thousand U.S. dollars)

	For the period from April 1st to June 30, 2022	For the period from April 1st to June 30, 2021
Cash flows from operating activities
Profit for the period, net	101,836	5,505

Adjustments to reconcile net cash flows
Items related to operating activities:
(Reversal of) allowance for expected credit losses	—	29
Net changes in foreign exchange rate	(13,791)	(1,411)
Discount for well plugging and abandonment	556	613
Net increase in provisions	523	153
Interest expense on lease liabilities	519	234
Discount of assets and liabilities at present value	3,441	390
Share-based payments	4,834	2,627
Employee benefits	105	43
Income tax expense	49,299	26,903

Items related to investing activities:
Depreciation and depletion	57,205	50,187
Amortization of intangible assets	777	829
Interest income	(74)	(4)
Gain from farmout agreement	(9,169)	(4,525)
Changes in the fair value of financial assets	1,169	(141)

Items related to financing activities:
Interest expense	7,365	12,399
Changes in the fair value of Warrants	(17,188)	1,283
Amortized cost	538	705
Remeasurement in borrowings	13,858	4,927

Changes in working capital:
Trade and other receivables	(14,697)	26,161
Inventories	3,306	(1,761)
Trade and other payables	5,422	3,197
Payments of employee benefits	(56)	(68)

Salaries and payroll taxes	1,967	1,529
Other taxes and royalties	885	(11,483)
Provisions	(325)	(689)
Income tax payment	(32,826)	(1,642)

Net cash flows provided by operating activities	165,479	115,990

Cash flows from investing activities:
Payments for acquisitions of property, plant and equipment	(99,766)	(84,898)
Payments for acquisitions of other intangible assets	(730)	(650)
Payments received from farmout agreement	10,000	5,000
Payments for the acquisition of AFBN assets	(12,500)	—
Interest received	74	4

Net cash flows (used in) investing activities	(102,922)	(80,544)

Cash flows from financing activities:
Proceeds from borrowings	43,500	78,254
Payment of borrowings cost	(530)	(747)
Payment of borrowings principal	(24,173)	(30,556)
Payment of borrowings interest	(4,535)	(5,834)
Payment of lease	(2,770)	(2,138)
Share repurchase	(23,804)	—

Net cash flow (used in) provided by financing activities	(12,312)	38,979

	For the period from April 1st to June 30, 2022	For the period from April 1st to June 30, 2021
Net increase in cash and cash equivalents	50,245	74,425

Cash and cash equivalents at beginning of period	204,372	163,237
Effect of exposure to changes in the foreign currency rate of cash and cash equivalents	(6,057)	(1,152)
Net increase in cash and cash equivalents	50,245	74,425

Cash and cash equivalents at end of period	248,560	236,510

Glossary, currency and definitions:

•

Note: Amounts are expressed in U.S. dollars, unless otherwise stated, and in accordance with International Financial Reporting Standards (IFRS). All the amounts are unaudited. Amounts may not match with totals due to rounding up

•	Conversion metrics

•	1 cubic meter of oil = 6.2898 barrels of oil

•	1,000 cubic meters of gas = 6.2898 barrels of oil equivalent

•	▲ q/q: Represents the percentage variation quarter on quarter

•	▲ y/y: Represents the percentage variation year on year

•	▲ q: Represents the variation in million US Dollars quarter on quarter

•	▲ y: Represents the variation in million US Dollars year on year

•	$MM: Million US Dollars

•	$M: Thousand US Dollars

•	$/bbl: US Dollars per barrel of oil

•	$/boe: US Dollars per barrel of oil equivalent

•	$/MMBTU: US Dollars per million British thermal unit

•	$/ton: US Dollars per metric ton

•

Adj. EBITDA / Adjusted EBITDA: Net (loss) / profit for the period + Income tax (expense) / benefit + Financial results, net + Depreciation, depletion and amortization + Restructuring and Reorganization expenses + Impairment of long-lived assets + Other adjustments

•	Adjusted EBITDA margin: Adjusted EBITDA divided by total revenues

•	Adjusted EPS (Earnings per share): Adjusted Net Income/Loss divided by weighted average number of ordinary shares

•	Adjusted Net Income/Loss: Net profit /loss for the period + Deferred Income Tax + Changes in the fair value of the warrants + Impairment of long-lived assets

•	boe: barrels of oil equivalent (see conversion metrics above)

•	boe/d: Barrels of oil equivalent per day

•	bbl/d: Barrels of oil per day

•	CNG: Compressed natural gas

•	ESG: Environmental, Social and Governance

•	GHG: Greenhouse gases

•	Free cash flow: Operating activities cash flow plus Investing activities cash flow

•	Mts: meters

•

Lifting cost: Includes production, transportation, treatment and field support services; excludes crude stock fluctuations, depreciation, depletion and amortization, royalties, direct taxes, commercial, exploration and G&A costs.

•	MMboe: Million barrels of oil equivalent

•	MMm3/d: Million cubic meters per day

•	NGL: Natural Gas Liquids

•

Plan Gas: refers to the regulation set forth by Resolution No. 391/2020 whereby Vista was allocated 0.86 MMm3/d volume over a total of 67.4 MMm3/d at an average annual price of 3.29 $/MMBTU for a four-year term as of January 1, 2021

•	Q#: Q followed by 1, 2, 3 or 4 represents the corresponding quarter of a certain year

•	q-o-q: Quarter on quarter

•	UVA: Acquisitive value units

•	y-o-y: Year on year

DISCLAIMER

Additional information about Vista Energy, S.A.B. de C.V., a sociedad anónima bursátil de capital variable organized under the laws of Mexico (the “Company” or “Vista”) can be found in the “Investors” section on the website at www.vistaenergy.com.

This presentation does not constitute an offer to sell or the solicitation of any offer to buy any securities of the Company, in any jurisdiction. Securities may not be offered or sold in the United States absent registration with the U.S. Securities Exchange Commission (“SEC”), the Mexican National Securities Registry held by the Mexican National Banking and Securities Commission (“CNBV”) or an exemption from such registrations.

This presentation does not contain all the Company’s financial information. As a result, investors should read this presentation in conjunction with the Company’s consolidated financial statements and other financial information available on the Company’s website. All the amounts contained herein are unaudited.

Rounding amounts and percentages: Certain amounts and percentages included in this presentation have been rounded for ease of presentation. Percentage figures included in this presentation have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this presentation may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this presentation may not sum due to rounding.

This presentation contains certain metrics that do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies. Such metrics have been included herein to provide readers with additional measures to evaluate the Company’s performance; however, such measures are not reliable indicators of the future performance of the Company and future performance may not compare to the performance in previous periods.

No reliance may be placed for any purpose whatsoever on the information contained in this document or on its completeness. Certain information contained in this document has been obtained from published sources, which may not have been independently verified or audited. No representation or warranty, express or implied, is given or will be given by or on behalf of the Company, or any of its affiliates (within the meaning of Rule 405 under the Act, “Affiliates”), members, directors, officers or employees or any other person (the “Related Parties”) as to the accuracy, completeness or fairness of the information or opinions contained in this presentation or any other material discussed verbally, and any reliance you place on them will be at your sole risk. Any opinions presented herein are based on general information gathered at the time of writing and are subject to change without notice. In addition, no responsibility, obligation or liability (whether direct or indirect, in contract, tort or otherwise) is or will be accepted by the Company or any of its Related Parties in relation to such information or opinions or any other matter in connection with this presentation or its contents or otherwise arising in connection therewith.

This presentation also includes certain non-IFRS (International Financial Reporting Standards) financial measures which have not been subject to a financial audit for any period. The information and opinions contained in this presentation are provided as at the date of this presentation and are subject to verification, completion and change without notice.

This presentation includes “forward-looking statements” concerning the future. The words such as “believes,” “thinks,” “forecasts,” “expects,” “anticipates,” “intends,” “should,” “seeks,” “estimates,” “future” or similar expressions are included with the intention of identifying statements about the future. For the avoidance of doubt, any projection, guidance or similar estimation about the future or future results, performance or achievements is a forward-looking statement. Although the assumptions and estimates on which forward-looking statements are based are believed by our management to be reasonable and based on the best currently available information, such forward-looking statements are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control.

There will be differences between actual and projected results, and actual results may be materially greater or materially less than those contained in the projections. Projections related to production results as well as costs estimations are based on information as of the date of this presentation and reflect numerous assumptions including assumptions with respect to type curves for new well designs and certain frac spacing expectations, all of which are difficult to predict and many of which are beyond our control and remain subject to several risks and uncertainties. The inclusion of the projected financial information in this document should not be regarded as an indication that we or our management considered or consider the projections to be a reliable prediction of future events. As such, no representation can be made as to the attainability of projections, guidances or other estimations of future results, performance or achievements. We have not warranted the accuracy, reliability, appropriateness or completeness of the projections to anyone. Neither our management nor any of our representatives has made or makes any representation to any person regarding our future performance compared to the information contained in the projections, and none of them intends to or undertakes any obligation to update or otherwise revise the projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events in the event that any or all of the assumptions underlying the projections are shown to be in error. We may or may not refer back to these projections in our future periodic reports filed under the Exchange Act. These expectations and projections are subject to significant known and unknown risks and uncertainties which may cause our actual results, performance or achievements, or industry results, to be materially different from any expected or projected results, performance or achievements expressed or implied by such forward-looking statements. Many important factors could cause our actual results, performance or achievements to differ materially from those expressed or implied in our forward-looking statements, including, among other things: uncertainties relating to future government concessions and exploration permits; adverse outcomes in litigation that may arise in the future; general political, economic, social, demographic and business conditions in Argentina, Mexico and in other countries in which we operate; changes in law, rules, regulations and interpretations and enforcements thereto applicable to the Argentine and Mexican energy sectors, including changes to the regulatory environment in which we operate and changes to programs established to promote investments in the energy industry; any unexpected increases in financing costs or an inability to obtain financing and/or additional capital pursuant to attractive terms; any changes in the capital markets in general that may affect the policies or attitude in Argentina and/or Mexico, and/or Argentine and Mexican companies with respect to financings extended to or investments made in Argentina and Mexico or Argentine and Mexican companies; fines or other penalties and claims by the authorities and/or customers; any future restrictions on the ability to exchange Mexican or Argentine Pesos into foreign currencies or to transfer funds abroad; the revocation or amendment of our respective concession agreements by the granting authority; our ability to implement our capital expenditures plans or business strategy, including our ability to obtain financing when necessary and on reasonable terms; government intervention, including measures that result in changes to the Argentine and Mexican, labor markets, exchange markets or tax systems; continued and/or higher rates of inflation and fluctuations in exchange rates, including the devaluation of the Mexican Peso or Argentine Peso; any force majeure events, or fluctuations or reductions in the value of Argentine public debt; changes to the demand for energy; uncertainties relating to the effects of the Covid-19 outbreak; environmental, health and safety regulations and industry standards that are becoming more stringent; energy markets, including the timing and extent of changes and volatility in commodity prices, and the impact of any protracted or material reduction in oil prices from historical averages; changes in the regulation of the energy and oil and gas sector in Argentina and Mexico, and throughout Latin America; our relationship with our employees and our ability to retain key members of our senior management and key technical employees; the ability of our directors and officers to identify an adequate number of potential acquisition opportunities; our expectations with respect to the performance of our recently acquired businesses; our expectations for future production, costs and crude oil prices used in our projections; increased market competition in the energy sectors in Argentina and Mexico; and potential changes in regulation and free trade agreements as a result of U.S., Mexican or other Latin American political conditions.

Forward-looking statements speak only as of the date on which they were made, and we undertake no obligation to release publicly any updates or revisions to any forward-looking statements contained herein because of new information, future events or other factors. In light of these limitations, undue reliance should not be placed on forward-looking statements contained in this presentation. Further information concerning risks and uncertainties associated with these forward-looking statements and Vista’s business can be found in Vista’s public disclosures filed on EDGAR (www.sec.gov) or at the web page of the Mexican Stock Exchange (www.bmv.com.mx).

You should not take any statement regarding past trends or activities as a representation that the trends or activities will continue in the future. Accordingly, you should not put undue reliance on these statements. This presentation is not intended to constitute and should not be construed as investment advice.

Other Information

Vista routinely posts important information for investors in the Investor Relations support section on its website, www.vistaenergy.com. From time to time, Vista may use its website as a channel of distribution of material information.

Accordingly, investors should monitor Vista’s Investor Relations website, in addition to following Vista’s press releases, SEC filings, public conference calls and webcasts.

INVESTORS CONTACT:

ir@vistaenergy.com

Phone in Argentina: +54.11.3754.8500

Phone in Mexico: +52.55.86470128